Exhibit 99.11

NiCE Launches CXone Mpower Agents: Enterprise-Grade Agentic AI Agents Built
for CX to Deliver Automated Fulfillment

Unlike one-dimensional AI agents, Mpower Agents are uniquely built to work across the entire enterprise – front, middle and back office – to automate complete journeys, not just conversations

Hoboken, N.J., June 17, 2025 – NiCE (Nasdaq: NICE) today announced the launch of CXone Mpower Agents, a groundbreaking innovation that enables fully automated, AI agents to be created and deployed in seconds and immediately work across the customer service ecosystem – from self-service to mid-office approvals to back-end fulfillment. Mpower Agents make use of CXone Mpower’s proprietary CX AI models, trained on rich use case-specific data and optimized workflows based on the actions of the best employees. They actively move across systems, trigger actions and work together with humans and other AI agents to automate entire service workflows.

Mpower Agents don’t just function differently; they’re created differently, with automation at the core. Unlike traditional build-heavy approaches, CXone Mpower identifies high-impact automation opportunities across front, middle, and back office operations and delivers the intelligence to instantly generate Mpower AI agents using outcome-based, no-code prompts in the Mpower AI Studio. These agents tap into the full CXone Mpower ecosystem, including APIs, Knowledge, Experience Memory, Channels, and Enlighten Models, and can be built in seconds to support employees via Mpower Copilot or serve customers directly via Mpower Autopilot. From processing claims to approving refunds, Mpower Agents work within orchestrated workflows to drive real business outcomes with minimal manual effort.

These AI Agents become a seamless extension of the business, adapting to a business’ unique tone, policies and procedures. With built-in vibe-coding, business users can easily tailor each agent’s personality and communication style to reflect the brand—no technical expertise required. The result is seamless, no-code orchestration boosting self-service, task assistance and operational efficiency across the Customer Experience domain.

“AI agents are becoming essential for modern customer service, but most still fall short, limited to scripted responses or narrow front-office use cases,” said Maribel Lopez, Principal Analyst at Lopez Research. “What businesses need are solutions that provide the ability to use automated insights to identify opportunities and instantly create agents that operate across front, mid, and back office. NiCE's Mpower Agents aim to solve previous issues by focusing on intelligent automation."

“There’s a big difference between AI that talks and AI that gets things done,” said Barry Cooper, President, CX Division, NiCE. “While others are building agents that mimic conversations, we’re building agents that fulfill customer needs—end to end. Whether it’s a mid-office approver or a back-office loan processor, Mpower Agents work across the entire CXone Mpower platform to deliver real outcomes, not just responses. That’s what separates intelligent automation from intelligent distraction.”

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr.Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.